UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                   FORM 10-SB

GENERAL  FORM  FOR  REGISTRATION  OF  SECURITIES  OF  SMALL  BUSINESS  ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 V G TECH, INC.
                               -------------------
                 (Name of Small Business Issuer in its charter)

              Nevada                                 52-2357931
     ------------------------                        ----------
    (State  or  other  jurisdiction  of         (I.R.S.  Employer)
    incorporation  or  organization)            Identification No.(

         3235  W.  Fourth  Ave.,  #  101,
   Vancouver,  British  Columbia,  Canada          V6K  1R8
-----------------------------------------          --------
(Address  of  principal  executive  offices)    (Zip  Code)

Issuer's  telephone  number:  (604)  710-4272

     Securities  to  be  registered  under  Section  12(b)  of  the  Act:

     Title  of  each  class            Name  of  each  exchange  on  which
     to  be  so  registered            each  class  is  to  be  registered

             None                                   N/A
             ----                                   ---

           Securities to be registered under Section 12(g) of the Act:

                           Common Shares, no par value
                          ------------------------------
                                 (Title of class)


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TABLE  OF  CONTENTS


                                                                            PAGE
                                                                            ----

                                     PART I

Item  6.     Description  of  Business                                         3
Item  7.     Description  of  Property                                        15
Item  8.     Directors,  Executive  Officers  and  Significant  Employees     15
Item  9.     Remuneration  of  Directors  and  Officers                       17
Item  10.    Security  Ownership  of  Management  and  Certain
             Security  Holders                                                17
Item  11.    Interest  of  Management and Others in Certain Transactions      18
Item  12.    Securities  Being  Offered                                       19

                                     PART II

Item  1.     Market  Price  of  and  Dividends  on  the  Registrant's
             Common  Equity  and  Other  Shareholder  Matters                 20
Item  2.     Legal  Proceedings                                               20
Item  3.     Changes  in  and  Disagreements  with  Accountants               20
Item  4.     Recent  Sales  of  Unregistered  Securities                      20
Item  5.     Indemnification  of  Directors  and  Officers                    25


             PART  FINANCIAL  STATEMENTS                                      25


                                    PART III

Item  1.     Index  to  Exhibits                                              38
Item  2.     Description  of  Exhibits                                        38

             SIGNATURES                                                       39

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                                     PART I

THIS REGISTRATION STATEMENT ON FORM 10-SB, INCLUDING EXHIBITS THERETO, CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE TYPICALLY IDENTIFIED BY THE WORDS "ANTICIPATES", "BELIEVES", "EXPECTS", "INTENDS", "FORECASTS", "PLANS", "FUTURE", "STRATEGY", OR WORDS OF SIMILAR MEANING. VARIOUS FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING THOSE DESCRIBED IN "RISK FACTORS" IN THIS FORM 10-SB. THE COMPANY ASSUMES NO OBLIGATIONS TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT ACTUAL RESULTS, CHANGES IN ASSUMPTIONS, OR CHANGES IN OTHER FACTORS, EXCEPT AS REQUIRED BY LAW.

The issuer has elected to follow Form 10-SB, Disclosure Alternative 2. The information presented in PART I is required by Items 6-12 of Model B of Form 1-A.

ITEM  6.     DESCRIPTION  OF  BUSINESS

V G Tech, Inc. (the "Company") was incorporated in the State of Nevada on March 2, 2000. We have no subsidiaries. We are a developer of high-end, computer-generated three-dimensional ("3D") digital illustrations and special effects. We provide complete digital graphic solutions by offering state of the art computer imaging technology solutions, with high-resolution color-corrected images ready for print production or for on-line use.

Our corporate and head offices are located at #101-3235 West 4th Avenue, Vancouver, British Columbia, Canada. The telephone number is (604) 710-4272 and the facsimile number is (604) 736-4912.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars. Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles. Transactions which occur in Canadian dollars are converted into US Dollars.

We have not been involved in any bankruptcy, receivership or similar proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets not in the ordinary course of its business, not disclosed herein.

OPERATIONS

During 2002 VG Tech did minimal work in financial terms. However, we are optimistic about procuring contracts for fiscal 2003. It was not until November 2002 that Pablo Leites, our Digital Graphics consultant (see "Significant Employees"), committed more time and become more involved with the Company. He is a key contributor to our Company. The work we completed in 2002 was done for Westpoint Conference Services, an online conference organizing company, and this work translated into only $1273 in revenue for our company. Our operating

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results  are difficult to predict going forward and our future financial results are uncertain due to a number of factors, many of which are outside our control. VG Tech has planned expenditures over the next twelve months but many of these expenditures depend on our ability to obtain financing.

Hardware  and  Software
-----------------------

We do not have any planned expenditures in the area of hardware over the next twelve months. Currently, Pablo Leites possesses the software required to complete our customers work. The software utilized to provide these services is licensed to Mr. Leites and is sufficient for our use. Mr. Leites is a consultant to the company. Should we hire a Marketing person, as we anticipate, we would require a computer and printer valued together at approximately $1400.

Office  space  and  Furniture
-----------------------------

The company wishes to move into is own offices during fiscal 2003. If this move occurs, we will require office furniture for 3 employees. This could entail a cost of approximately US$7000 over 12 months. Office leases currently being contemplated would cost the company $2000 to $2400.

Current  and  New  Employment
-----------------------------

When our budget allows, we anticipate we will hire a marketing person to assist us to gain new contracts. This marketing person will earn $3000 per month. Mr. Livingston and Mr. Leites together command $3000 per month and $2000 per month in consulting fees, respectively. To date, Mr. Leites has drawn a semi regular monthly consulting fee while Mr. Livingston has not drawn his salary.

Professional  Fees
------------------

While the company currently sustains significant legal and accounting fees related to its registration, and its pursuit to become a public issuer, we anticipate that, within six months, these expenditures should subside. We expect that we will require approximately $8,000 to $10,000 over the next twelve months to satisfy our legal and accounting requirements.

Including miscellaneous expenses we will require at lease US$130,000 over the next twelve months to satisfy our operating expenses.

Currently we plan to finance any of our cash requirements by borrowing money from Steve Livingston, our president, as all of our original funding raised in equity financings has been consumed. Mr. Livingston has recently lent VG Tech the money it requires to pay Mr. Leites and other professional fees due from the Company. There is no guarantee that Mr. Livingston will continue to lend money to the Company. We may also receive loans from other individuals not affiliated with the company. There are no assurances that we will gain any financing at any stage preceding a possibly successful registration of our stock. We will however pursue equity and debt financing.

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

We are currently in the development stage and have not yet generated any significant revenues. At December 31, 2002 and as of the date of the filing of this registration statement, our total revenues were US$1,273.07 and our accumulated deficit is $89,198.

PAST  OPERATIONS  AND  COMPANY  HISTORY

A core mission of V G Tech, Inc. was to create high end graphics for web sites and hard copy advertising which is similar to our current mandate. In fact, "V G" stood for and still stands for "Visual Graphics". However, our original group of consultants, who were with the company for a short while, aspired to direct the company into the "dot.com" boom which was beginning to subside when the company was incorporated. With the purchase of a high end digital video camera and the consultation of some talented people, we planned to create a website that gave on-line video tours of various cities. The footage was to be enhanced with high end graphics that made the tours more interesting and even humorous. We shot footage in Vancouver, British Columbia and Seattle, Washington. Financing our project became harder to attain and the our operations slowed significantly into the spring of 2001. The web site was never launched. The original travel aspect which was introduced into the plan is no longer part of our present plan.

INDUSTRY  BACKGROUND  AND  STATUS

The emergence of new technologies has fundamentally changed the way we create images today, and consequently, elevated people's awareness and expectations for high-impact and realistic images.

The growth in the creation of digital images and special effects is being driven by a number of factors, including:

     -    Technologies  which  are  rapidly  improving  and  more  precise;
     - The movie industry is constantly making technological advances creating greater more realism;
     -    Lower  costs  for  technology  and  equipment,
     -    Increased  speed,  and  efficiency  of  processes;
     -    Greater  public knowledge and expectations for more realistic effects.

The need for image manipulation has existed since image capture was invented in the early 1800's, but was limited to the dedicated artist who mastered the meticulous craft. In 1978 the Knoll brothers, in Ann Arbor, Michigan, revolutionized the image manipulation process by bringing it to a digital space, and within reach of the PC users. This shift into the digital roam has greatly impacted the imaging field. The increased processing speed of computer chips has revolutionized image manipulation dramatically in the last five years.

OUR  PRINCIPAL  PRODUCTS  AND  SERVICES  AND  THEIR  MARKETS

We are a developer of high-end, computer-generated 3D digital illustrations and special effects. We provide our customers with competitive pricing and the

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following  services:  image  retouching; 3D computer imaging; hybrid imaging; 3D digital  visualization;  and  digital  photography.

TECHNOLOGY

3D  DIGITAL  IMAGING

3D digital imaging is a technology that allows us to create almost any conceivable concept into a realistic photographic image. The client usually provides us with a simple hand drawn sketch, which we then interpret by creating 3D computer models. We utilize leading software for the creation of such images including Maya, 3D Studio Max, LightWave, and Poser. We have chosen to utilize these technologies because they offer the versatility and quality we need to achieve our goals and create the highest quality end-product.

DEVELOPMENT  OF  3D  DIGITAL  SCENES

Successful and cost-efficient development of 3D scenes requires a certain discipline and understanding of the overall development process. This process can be divided into different stages, with each stage depending on the efficiency of previous stages. Invariably, shortcuts taken during one stage will result in costly rework processing during later stages. These stages and the process itself is described as follows:

     1.   We  receive  concept  sketches  from  client.

     2. A production approach is determined which dictates the need for other resources such as photography or purchasing of external 3D models from stock libraries.

     3.   A  production  timeline  and  budget  are  prepared.

     4. Modeling of 3D models begins and low-resolution proofs are presented for client feed-back, corrections and approval.

     5. Final corrections are applied and high-resolution files are prepared for final proofing and approval.

The  following  is  a  summary  of  our  services:

Image Retouching: This service provides clients with the ability to make changes to already existing photographs that either have problems, or that need simple or complex changes.

3D Computer Imaging: This is the creation and composition of digital images produced inside a three dimensional digital system with photographic quality that allows us to materialize objects and scenes conceptualized by our customers. These images are 100% digitally generated and involve no photography and or traditional illustration.

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

Hybrid Imaging: The fusion of two techniques, 3D computer generated digital imaging and traditional photographic images, are combined to create an illusion that will be eye catching and unique. With this technique, we can create almost any imaginable effect with a photo realistic look.

3D Digital Visualization: This service is offered to the architectural and product design markets. We offer full photo realistic digital visualizations of buildings and products before they are built. This technique allows clients make quick changes to their designs, without incurring the usual high production costs. 3D Digital visualization allows clients to envision their products or spaces before they are built. An example of this is architecture, where a developer can pre-sell a condo by creating 3D digital models of apartments, lobby, and recreational areas, to attract potential buyers long before construction begins. Digital visualization will also help the developer foresee possible problems in construction and finishing, thus saving time and high correction costs.

Digital Photography: The process of direct digital capture of images to be used in conjunction with computer imaging allows for faster and more realistic results, by being able to skip all of the time and processing costs usually involved in traditional film photography, as well as allowing us to stay in a competitive pricing margin. Digital photography will allow the company to stay in a competitive pricing margin by being able to offer the mixture of 3D digital imaging in conjunction with digital photography to speed up many production scenarios, where 3D imaging alone would prove to be too time intensive, thus elevating costs. Manipulating digital pictures can allow less time to finish a contract.

COMPUTER  EQUIPMENT

3D digital imaging requires a variety of technological components and strong computational power and varying technologies. The following computer configurations are used by our Digital Graphics Creator, Pablo Leites:

Windows  configuration:
Dell  Precision  650
1  Intel  Xeon  CPU  2.4  GHZ
1  GB  RAM
40  GB  Storage  HD
Professional  Graphics  video  card  such  as  NVIDIA  Quadro  4  900  XGL

Macintosh  configuration:
1  Mac  G4  dual  processor  Power  Mac
1  GB  Ram
80  GB  storage
1  Lacie  22"  monitor
1  Epson  Stylus  1280  color  printer

This equipment mentioned above is owned by Mr. Leites and all software is licensed to him. The company owns a Compaq Presario 1700 laptop computer and a

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Canon GL-1 Camcorder.  Should Mr. Leites ever leave his consulting position with the company, VG Tech. would have to purchase any of the required computer equipment and software to continue it's business. Ultimately, we will require additional digital photographic equipment, including the following, valued at approximately US$70,000:

PHOTOGRAPHIC  EQUIPMENT

1  Phase  One  digital  camera  back
1  Hasselblad  205FCC  camera  body
1  150  mm  Carl  Zeiz  lens
1  80mm  Carl  Zeiz  lens
1  PowerBook  G4
1  Bogen  tripod
3  Speedotron  805  Lighting  kit  with  4  light  heads
6  Cstands

MARKETING

Due to the intense competition, we believe that the most effective way to penetrate the target market is to utilize the Internet, together with traditional marketing methods (brochures, mail, print ads, and sales representatives). The problem the company faces is the cost of this marketing expense. Thus, we plan to utilize a mixture of Internet and traditional marketing strategies, within our very limited budget.

We  currently  focus  our  sales  and  marketing  efforts  on  the  following:

1. Our web site. We will market our services through our web site and attempt to attract as many clients as possible. Marketing of the web site will be done primarily through registration on search engines, strategic partnering with business representatives in different states in Canada and the US. Our website is under construction. Completion is estimated in mid-2003.

2. Direct mailings. We are also planning to create direct mail pieces every four months, which are specifically targeted to industry related clients such as advertising agencies, photographers, architects, and many organizations involved in product development.

3. Sales Representatives. Another approach is the partnering with sales representatives that are involved in the advertising industry. These reps provide excellent market penetration, since they are already well positioned within the industry. The only draw back of this technique is that a substantial portion of the final estimated production costs are sacrificed, which may run up to 30% of the cost of the job.

4. Interactive CD. We will create a promotional interactive CD that will be distributed via direct Mail and at design expos, where we will be able to demonstrate and educate potential clients the process and possibilities involved in the creation of special effects.

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OUR  TARGET  MARKETS

Our primary business objective is to become a leading single-source provider of high-quality computer-generated 3D digital illustrations and special effects in our target markets of the advertising, architectural, and medical industries. However, we also intend to target other markets as time and capital allow. Considering the experience and background of our designer, Pablo Leites, we are hopeful to secure high profile clients (see Item 8. "Directors, Executive Officers and Significant Contributors"). Because Mr. Leites has training and experience internationally we believe that our target market is certainly not limited by geography.

COMPETITION

The markets for our products and services are characterized by intense competition. We believe that the principal competitive factors in the market for digital imaging products and services include price, customer service, service offerings, technical expertise, the availability of skilled technical personnel, adherence to industry standards, financial stability and reputation. Our competitors include established digital imaging companies. We find it difficult to name who our competitors in our current market are as the market is so fragmented with not only larger competitors but also many one and two men operations not unlike ourselves.

Many of our current and potential competitors have longer operating histories and financial, sales, marketing, technical and other resources substantially greater than those of us. As the market for digital imaging has matured, price competition has intensified and is likely to continue to intensify. As a development stage company trying to attain it's first customers this pressure on pricing could be detrimental to any possibility of profitability for the company. The Company is currently seeking major contracts in the area of 3D imaging and at this point has signed none. Furthermore, we believe there are low barriers to entry into our markets which enable new competitors to offer competing products and services. There can be no assurance that we will be able to continue to compete successfully with existing or new competitors.

EMPLOYEES

We currently have no full time employees. Steve Livingston is our President. Mr. Pablo Leites is our Digital Graphics Creator and a consultant to the company. We currently outsource most of the services we require, including, accounting and legal.

INTELLECTUAL  PROPERTY  AND  OTHER  PROPRIETARY  RIGHTS

We have full property rights of all images we produce, unless we are provided with an image owned by a customer for processing. This means the images we create and produce can be sold on a one time usage agreement, as well as a full buy out from the client.

RISK  FACTORS

Much of the information included in this Registration Statement includes or is based upon estimates, projections or other "forward-looking statements". Such

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forward-looking  statements  include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our management's current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions, or other future performance suggested herein. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution the readers that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements". In evaluating us, our business and any investment in us, readers should carefully consider the following factors.

HISTORY  OF  LOSSES

We have had a history of losses and expect to continue to incur losses, and may never achieve or maintain profitability. We have incurred losses since we began our operations as a development stage company including a consolidated loss of approximately $84,022 through the year ended September 30, 2002. We expect to have net losses and negative cash flow at least through the current fiscal year-ended September 30, 2003, and expect to spend significant amounts of capital to enhance our products and services, develop further sales and operations, and fund expansion. As a result, we will need to generate significant revenue to break even or achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

LIMITED  ASSETS

We have limited assets and will require significant capital to complete our initial operations period. We do not know the exact financial requirements of the projects, products or ventures in which we may eventually participate, and therefore do not know what our exact capital needs will be. In addition, we may incur substantial costs in connection with any research and/or negotiations for business opportunities, which may deplete our assets.

VG Tech has very limited assets in the area of computer equipment and cash available for operations. Currently the liquidation value of all of our assets that we own coupled with available cash would be less than $8000. It is for this reason that investors should realize that investing in VG Tech at this early stage of development would involve a high amount of risk and an investor could lose all of their investment funds. This risk will remain until VG Tech, Inc. can gain reasonable cash flow from our operations. At this point there is no evidence that VG Tech will gain enough cash flow to succeed.

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

REVENUES

Future revenues will depend on our ability to develop a viable service and thereafter to market that service. There is no assurance that we will meet our objectives or earn any revenues. We are engaged in business for profit, but cannot predict future profitability.

OUR  SHORT  OPERATING  HISTORY  MAKES  OUR  BUSINESS  DIFFICULT  TO  EVALUATE

Due to our short operating history, there is little information upon which to base an evaluation of our business and prospects. We have sustained steady losses as a young company and accordingly, have no a significant operating history upon which to base an evaluation of our business and prospects. Consequently, our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Some of these risks and uncertainties relate to our ability to develop, market, sell and support our digital imaging products and services, and to attract, retain and motivate qualified personnel. To address these risks, we must successfully implement our business plan and marketing strategies. We may not, however, be able to successfully implement all or some parts of our business strategies or successfully address the risks and uncertainties that we encounter. In such a situation, our results of operation would be negatively affected and our business could fail.

COMPETITIVENESS  OF  INDUSTRY

Because of low barriers to entry in the graphics business we can say the industry is intensely competitive. There can be no assurance that any competitors will not develop and offer services similar, or even superior, to the products to be developed and offered by us. Such competitiveness is likely to bring both strong price and quality competition to the sale of our services. This will mean, among others things, increased costs in the form of marketing, manufacture and customer services, along with a reduction in product pricing. Generally, this will have a significant negative effect on our bottom line profits.

We believe that our ability to compete successfully in the digital imaging services market depends on a number of factors, including market presence; the adequacy of our customer support services; the capacity, reliability and security of our network infrastructure; the ease of access to and navigation of the Internet provided by our services; our pricing policies, our competitors and our suppliers; the timing of introductions of new services and products by us and our competitors; our ability to support existing and emerging industry standards; and industry and general economic trends. There can be no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully.

MARKET  RISKS

Any time a new business is introduced into a market, there is a substantial risk that revenues will not meet expectations or even cover the cost of operations. General market conditions might be such that sales will be slow or even non-existent, and/or the product itself might not fit the needs of buyers enough to induce sales. While we anticipate the ability to sell the services we develop, there is no way to predict the volume of sales that will occur or even if sales will be sufficient to support our future operations. Numerous factors beyond our control may affect the marketability of the products offered and developed. These factors include consumer demand, market fluctuations, the proximity and capacity of suppliers and government regulations, including regulations relating to prices, taxes, royalties, importing and exporting of products and newly legislated controls. The exact effect of these factors cannot be accurately predicted, but it's possible they may result in us not receiving an adequate return on our invested capital.

MANAGEMENT  OF  POTENTIAL  GROWTH

To manage any future growth, we must continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. We can provide no assurance that we will be able to effectively manage the expansion of our operations, or that our infrastructure, facilities, systems, procedures or controls will be adequate to support our operations. Our inability to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

There can also be no assurance that our infrastructure, technical staff and resources will be adequate to facilitate our growth. We can provide no assurance that we will be able to establish accounts or provide customer support on a timely basis, or that any delays will not result in a loss of customers. We believe that our ability to provide timely services for customers and adequate customer support will largely depend on our ability to attract, identify, train, integrate and retain qualified personnel. Failure to provide adequate customer support services will adversely affect our ability to increase our customer base, and could therefore have a material adverse effect on our business, financial condition and results of operations.

OPERATING  RESULTS  ARE  DIFFICULT  TO  PREDICT

Our future financial results are uncertain due to a number of factors, many of which are outside our control. These factors include:

     -    The  fact  that  we  have  not  finalized  development of our service;

     -    The amount and timing of costs relating to development of our service;

     - The general economic conditions specific to the digital graphics industry.

ADDITIONAL  FINANCING

We will require additional financing in order to complete our business plan. We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete our plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to maintain and expand our customer base, the level of resources devoted to developing and expanding our marketing and sales organization and our research and development activities, the availability of hardware and software provided by third-party vendors, the rate of expansion and other factors. The timing and amount of such capital requirements cannot accurately be predicted.

If capital requirements vary materially from those currently planned, we may require additional financing. We have no commitments for any additional financing, and there can be no assurance that any such commitments can be obtained on favorable terms, if at all. Any additional equity financing may dilute the interest of our stockholders, and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. We will not be able to continue operations if additional financing is not obtained.

WE  CARRY  NO  INSURANCE  POLICIES.

We currently carry no policies of insurance to cover any type of risk to our business.

LIQUIDITY

We plan to run at a loss for at least another 18 months. This is not uncommon for a startup company of this nature. We currently do not have sufficient cash and will continue operating at a loss for this amount of time. This means that we will rely on our continued fund raising efforts for an indefinite period of time. There is absolutely no assurances that VG Tech will find the funding that it requires to stay solvent as a company over this period.

POTENTIAL  LEGAL,  REGULATORY  AND/OR  COMPLIANCE  RISK

We may be subject to United States and international laws and regulations regarding the development, use and/or sale of the products or services we sell. We may, with regard to governmental and/or regulatory agencies, be required to comply with certain regulations, and/or potential future regulations, rules, and/or directives. Due to the nature of the industry, there is no guarantee that certain regulations may not, in the future, be imposed. Moreover, potential regulatory conditions and/or compliance therewith and the effects of such on us, may have a materially adverse affect upon us, our business operations, prospects and/or financial condition.

Regulation  could:

1.   Limit  our  ability  to  generate  revenues  and  expose  us  to liability;

2.  Exposed  us  to  liability  for  defamation,  negligence,  and infringement;

3.   Make  it  more  expensive  for  us  to  do  business.

RAPID  TECHNOLOGICAL  CHANGE

The market for digital imaging services is characterized by rapidly changing technology, changes in customer needs and frequent new service and product introductions. Our future success will depend, in part, on our ability to use leading technologies effectively, to develop our technical expertise, to enhance our services and to develop new services that meet changing customer needs on a timely and cost-effective basis. There can be no assurance that we will be successful in using new technologies effectively, developing new services or enhancing existing services on a timely basis, or that such new technologies or enhancements will achieve market acceptance. Any failure on our part to use new technologies effectively, develop new services or enhance existing services on a timely basis would have a material adverse effect on our business, financial condition and results of operations.

DEPENDENCE  ON  A  LIMITED  NUMBER  OF  CUSTOMERS

We currently have only one customer who has paid us money for our services. While Mr. Leites anticipates that he can bring a number of his clients to VG Tech as customers, there is no guarantee that any of these organizations or individuals will become our clients.

We anticipate that we will continue to depend on a limited number of customer orders for a substantial portion of our revenue during any given period. Loss of, or delays in, a key order could substantially reduce our revenue in any given period and harm our business. As a result, if we do not acquire a major customer, if a contract is delayed, cancelled or deferred, or if an anticipated sale is not made, our ability to generate revenue could be adversely affected. In general, there are no ongoing written commitments by customers to purchase products from us. All of our product sales by us are made on a purchase order basis.

WE  DEPEND  ON  OUR  KEY  PERSONS  AND/OR  SUPPLIERS

Due to the highly technical nature of our business, having certain key personnel will be essential to the web site development process and thus to the entire business itself. Consequently, the loss of any of those individuals once hired may have a substantial effect on our future success or failure.

Moreover, we are dependent on the principal member of our management personnel, the loss of any one could impair the development of our products and projects. Our success will be largely dependent on the decisions made by members of management. Furthermore, we may depend on our ability to attract and retain additional qualified personnel to manage certain business interests. We may have to recruit qualified personnel with competitive compensation packages, equity participation and other benefits that may affect the working capital available for our operation(s). Management may seek to obtain outside independent professionals to assist them in assessing the merits and risks of any business proposals as well as assisting in the development and operation of any projects. No assurance can be given that we will be able to obtain such needed assistance on terms acceptable to us.

TRADEMARKS  AND  PROTECTION  OF  PROPRIETARY  TECHNOLOGY

Our success may depend in part on our ability to obtain and enforce intellectual property protection for our technology in both the United States and other countries. To date, we have not filed any trademark applications in the United States Trademark Office.

No assurance can be given that trademarks, when applied for, will be issued. In addition, no assurance can be given that any trademarks acquired by us will not be challenged, invalidated or circumvented, that the rights granted under trademarks will provide competitive advantages to us, or that our competitors will not independently develop or trademark products that are substantially equivalent or superior to our products. Furthermore, the possibility exists that we could be found to infringe on trademarks held by others. We may have to go to court to defend our trademarks, to prosecute infringements, or to defend ourselves from infringement claims by others.

ITEM  7.  DESCRIPTION  OF  PROPERTY

The Company maintains its principal offices at #101-3235 West 4th Avenue, Vancouver, British Columbia, Canada. The office is situated in a multiple use dwelling (residential and commercial) and Steve Livingston pays rent personally to have his office at this location. The company has no lease or rental agreement in it's name. It is expected that VG Tech will move from this complex when finances allow.

ITEM  8.  DIRECTORS,  EXECUTIVE  OFFICERS  AND  SIGNIFICANT  EMPLOYEES

The following information sets forth the names of our officers and directors, their present positions, ages and biographical information. Also provided is a brief description of the business experience of our director and executive officer and significant employees during the past five years and an indication of directorships held by the directors in other companies subject to the reporting requirements of the Securities Exchange Act of 1934.

NAME                    AGE          OFFICE(S)  HELD
----                    ---          ---------------
Steve  Livingston       34          President  &  CEO  -  Director
                                    Secretary,  Treasurer

Steve Livingston is the sole director and president of the company. He is also a Vancouver Firefighter and has been for 12 years. He holds both positions as a firefighter and as the executive officer of the Company. While this is the first time Mr. Livingston has been a director of a reporting company, he has a high level of interest in technology and acknowledges that Mr. Leites will oversee the day to day technical operations of the company. Mr. Livingston is a sophisticated investor and understands equity markets well.

Mr. Livingston's time is split between his duties as our executive officer and his duties as a firefighter. We anticipate he will average from 18 to 22 hours per week carrying out his duties as executive officer of the Company.

Our directors are appointed for one year terms to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our by-laws. Our officers are appointed by our board of directors and hold office until removed by the board.

SIGNIFICANT  EMPLOYEES

The Company has no employees, however, the following provides the background of a consultant who provides a significant contribution to the Company.

PABLO  LEITES  -  DIGITAL  GRAPHICS  CREATOR,  (CONSULTANT  TO  VG  TECH)

Mr. Leites is our Digital Graphics Creator. He works for us pursuant to a consulting contract. He provides a significant contribution to the technical aspects of the Company. Born in Mexico City, Mexico, Mr. Leites graduated from Art Center College of Design with a Bachelor of Fine Arts in Photography in Pasadena, CA. Upon his return to Mexico City, he founded Diseo Virtual, and implemented his photographic knowledge into 3D computer generated imagery, which he applied in the creation of special effects, multimedia development, and web design for a wide variety of clients, including several international advertising agencies. Since 1998, he has collaborated with several Vancouver companies creating 3D graphics and web development. In 1999, he merged with two other groups to create SMARTeam, multimedia solutions firm. He left that group in March 2001 to start Render Zero, consisting of a group of professionals in Mexico City, with Mr. Leites representing Render Zero in Vancouver, creating high-end graphics for many large clients including Pepsi, Nestle's, Ballantines Finest Scotch Whisky and Absolut Vodka and BC Hydro. While in other positions, Mr. Leites assisted with the conceptualisation of VG Tech and assisted VG Tech build its business plan. Mr Leites became a full time consultant in November, 2002.

Mr. Leites spends approximately 25 to 30 hours per week working with VG Tech, Inc. He has spent a considerable amount of time creating the business plan for VG Tech. Mr. Leites has a one year contract, expiring November 2003, whereby we are required to pay him $2000 per month. Should business become more active this agreement may be revised. He also continues to complete work for Render Zero at a separate location but does not actively solicit new work there. This consumes no more than 15 hours a week of his time.

FAMILY  RELATIONSHIPS

There are no arrangements or understandings between any of our directors or executive officers, pursuant to which either was selected to be a director or executive officer, nor are there any family relationships among any of our directors and officers.

INVOLVEMENT  IN  CERTAIN  LEGAL  PROCEEDINGS

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years and which are materials to an evaluation of the ability or the integrity of our director or executive officer:

     1. any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     2. any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

ITEM  9.     REMUNERATION  OF  DIRECTORS  AND  OFFICERS

The following table sets forth certain information as to our three highest paid officers and directors for the fiscal year ended December 31, 2002.

                           SUMMARY COMPENSATION TABLE

NAME  OF  INDIVIDUAL  OR          CAPACITIES  IN  WHICH               AGGREGATE
IDENTITY  OF  GROUP               REMUNERATION  WAS  RECEIVED      REMUNERATION
-------------------               ---------------------------     ------------

Steve  Livingston                 Director  and  President               $nil

Officers  and  Directors          Directors and Officers               $nil
as  a  Group  (1)

Currently, we do not pay any officers or directors any salary or other compensation. We, however, anticipate entering into written agreements that will provide for performance-based, incentive compensation consisting of stock
options,  salary  and  bonuses.   No  such  agreements  exist  to  date.

EMPLOYEE  BENEFIT  AND  CONSULTING  SERVICES  COMPENSATION  PLAN

We  have  no  employee  benefit  nor  compensation  plans.

ITEM  10.  SECURITY  OWNERSHIP  OF  MANAGEMENT  AND  CERTAIN  SECURITY  HOLDERS

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities Exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

Each person has sole voting and investment power with respect to the common shares, except as otherwise indicated.

As of March 10, 2003, 17,515,000 common shares, without par value, were issued and outstanding. We are authorized to issue 25,000,000 common shares without par value.

The following table sets forth, as of March 10, 2003, the beneficial ownership of our common stock by each of our officers and directors, by each person known to beneficially own more than 5% of our outstanding common stock, and by the officers and directors as a group. Except as otherwise indicated, all shares are owned directly.


Title of class         Name and address         Number of Shares   Percentage of
                     of beneficial owner        of Common Stock   Common Stock(1)
                ------------------------------  ----------------  ---------------

Common Stock .  Steve Livingston                       9,000,000            48.6%
--------------  ------------------------------  ----------------  ---------------
Common Stock .  All officers and directors (1)         9,000,000            48.6%
--------------  ------------------------------  ----------------  ---------------

     (1) Based on 17,515,000 shares of common stock issued and outstanding on March 10, 2003

     (2) In connection with our organization on March 2, 2000, we issued 1,800,000 shares of restricted common stock at par value to Steve Livingston, our founder, in consideration of services rendered. All shares were forward split on January 2, 2003 so that 3,503,000 shares became 17,515,000 shares outstanding.

SHARE  PURCHASE  WARRANTS

We have not issued and do not have outstanding any warrants to purchase shares of our common stock.

OPTIONS

We have not issued and do not have outstanding any options to purchase shares of our common stock.

REGISTRATION  RIGHTS

None of the holders of our common stock have any right to require us to register our common shares pursuant to the Securities Act of 1933.

CONVERTIBLE  SECURITIES

We have not issued and do not have outstanding any securities convertible into shares of common stock or any rights convertible or exchangeable into shares of common stock.

ITEM  11.  INTEREST  OF  MANAGEMENT  AND  OTHERS  IN  CERTAIN  TRANSACTIONS

Except as provided below, none of the following persons has any direct or indirect material interest in any transaction to which we are a party, or in any proposed transaction to which we are to be a party during the previous two years:

     1.   any  of  our  directors  or  officers;

     2.   any  proposed  nominee  for  election  as  a  director;

     3. any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our common stock;

     4.   any  promoter;  or

     5. any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of our parent or subsidiary.

Steve Livingston, our sole officer and director, has planned to make unsecured, non-interest bearing demand loans to keep the company going but there are no guarantees that this situation will continue.

The Company currently does not have any policies about entering into transactions with affiliated parties.

ITEM  12.  SECURITIES  BEING  REGISTERED

The securities being registered are our shares of common stock, par value $0.001 per share. Under our articles of incorporation, the total number of shares of all classes of stock we have authority to issue is 25,000,000 shares of common stock, par value $0.001 per share (the "Common Stock"). The Common stock underwent a forward split resulting in 5 new shares for each 1 old shares on January 2, 2003. All references to numbers of shares of Common Stock in this statement are post-split numbers unless the context or description indicates otherwise.

COMMON  STOCK

All of our authorized shares of common stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore. However, it is the present intention of the Company not to pay any cash dividends to holders of Common Stock but to reinvest earnings, if any, of the Company. In the event of liquidation, dissolution or winding up of the company the holders of shares of Common Stock are entitled to share pro-rata in all assets remaining after payment of liabilities and the preferences of any holders of preferred stock. Shares of Common Stock have no pre-emptive, conversion or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

Our articles and by-laws do not contain any provisions that would delay, defer or prevent our change in control.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is no public trading market for our common shares in the United States or elsewhere. There can be no assurance, however, that a public market will materialize.

None of the holders of our common stock have any right to require us to register our common shares pursuant to the Securities Act of 1933.

On March 10, 2003, the shareholders' list for our common shares showed one hundred six (106) registered shareholders and 17,515,000 shares outstanding. There are no additional beneficial shareholders beyond the one hundred six (106) registered shareholders as of March 10, 2003.

There are no outstanding options or warrants to purchase, or securities convertible into, common shares. Resale of our issued and outstanding shares will be limited by Rule 144 of the Securities Act of 1933 (the "Act").

We have not declared any dividends since incorporation and do not anticipate that we will do so in the foreseeable future. Although there are no restrictions that limit our ability to pay dividends on our common shares, our intention is to retain future earnings for use in our operations and the expansion of our business.

ITEM  2.     LEGAL  PROCEEDINGS

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliate, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no changes in or disagreements with our accountants since our incorporation.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES

In the past three years, we have sold the following common shares without registering such common shares under the Securities Act of 1933:

The Company completed the issuance of 9,000,000 common shares in March of 2000 to its founder Steve Livingston in exchange for services rendered. These shares were issued pursuant to Section 4(2) of the Securities Act of 1933. These shares were marked "restricted" at the time issued.

The Company completed an offering of 3,028,000 shares of Common Stock to the following 11 purchasers at a price of $0.01 per share (split adjusted) in April of 2000 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company. No commissions were paid in connection with these transactions.


NAME                  NUMBER OF    CONSIDERATION($)
                    COMMON SHARES
Hai Nguyen . . . .        250,000  $           2,500
Jenny Faifel . . .        205,000  $           2,050
Dustin Kneeland. .        200,000  $           2,000
Vika Roudnitskaia.        220,000  $           2,200
Kelly Boechler . .        230,000  $           2,300
Boris Machula. . .        180,000  $           1,800
Galen Evens. . . .        300,000  $           3,000
Sharleen Whiteside        243,000  $           2,430
Georgina Wallace .        100,000  $           1,000
Johnny Patterson .        500,000  $           5,000
Ernest Del Signore        600,000  $           6,000

In addition to the above, The Company completed an offering of 4,887,500 shares of Common Stock to the following 13 purchasers at a price of $0.01 per share in from May 2000 through to November of 2000 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company. No commissions were paid in connection with these transactions.


NAME                   NUMBER OF    CONSIDERATION($)
                     COMMON SHARES
Dr. Richard Radford        100,000  $           1,000
Lynne Radford . . .        100,000  $           1,000
Walter Majewski . .        131,250  $        1,312.50
Francis Majewski. .        131,250  $        1,312.50
Tim Standford . . .        600,000  $           6,000
Shelley Walker. . .        100,000  $           1,000
Steve Toban . . . .        450,000  $           4,500
Paul Myring . . . .        450,000  $           4,500
Murray Blewitt. . .        300,000  $           3,000
Dale Severson . . .        200,000  $           2,000
James Walker. . . .        500,000  $           5,000
Shawna Doersam. . .        200,000  $           2,000
Pavel Thompkins . .        500,000  $           5,000

                                       22

Galen Evens . . . .        300,000  $           3,000
Scott Sutherland. .        225,000  $           2,250
Carleton Whiteside.        600,000  $           6,000

The Company completed an offering of 561,500 shares of Common Stock to the following 5 purchasers at a price of $0.02 per share from February 2001 through to June 15 2001 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the Company.
The offering was closed in July 2001. No commissions were paid in connection with these transactions.


NAME                      NUMBER OF    CONSIDERATION($)
                        COMMON SHARES
Julie Boechler . . . .        145,000  $           2,900
John Gordon. . . . . .         80,000  $           1,600
Michelle Gordon. . . .         75,000  $           1,500
Goergina Wallace . . .        125,000  $           2,500
Viktoriia Roudnitskaia        136,500  $           2,730

The Company completed an offering of 38,000 shares of Common Stock to the following 76 purchasers at a price of $0.02 per share from December 27, 2002 through to December 30, 2002 pursuant to Rule 504 of Regulation D of the Act. The offering was completed to persons known to the officers and directors of the
Company.   The  offering  was  closed  in  January  in  2003.


NAME                   NUMBER OF    CONSIDERATION($)
                     COMMON SHARES
Malcolm Atkins. . .            500  $              10
Raymond Attanasio .            500  $              10
Dale Beaulier . . .            500  $              10
Tim Beaulier. . . .            500  $              10
Tedd Biernstein . .            500  $              10
Randy Bell. . . . .            500  $              10
Scott Bittinger . .            500  $              10
James Briant. . . .            500  $              10
Michael J. Brochete            500  $              10
Robert E. Brodie. .            500  $              10
Bob Brunelle. . . .            500  $              10
Larry Clark . . . .            500  $              10

                                       23

Stanley Davis . . .            500  $              10
Patrick Davis . . .            500  $              10
Dennis Defehr . . .            500  $              10
Dian Diamond. . . .            500  $              10
Daniel Drago. . . .            500  $              10
Raymond Fagen . . .            500  $              10
Karen Fleeman . . .            500  $              10
Dorothy Gilbeaux. .            500  $              10
Sandra Gillette . .            500  $              10
William Graves. . .            500  $              10
Myron Hardy . . . .            500  $              10
Darel Hartwig . . .            500  $              10
Darrell Kirkeby . .            500  $              10
Steven Leslie . . .            500  $              10
Joseph Leslie . . .            500  $              10
William Lin . . . .            500  $              10
Jeffrey Maraulja. .            500  $              10
Webb W. McClure . .            500  $              10
Cameron Mixon . . .            500  $              10
Robert N. Nelson. .            500  $              10
Gerald Owens. . . .            500  $              10
Delores Pfau. . . .            500  $              10
Eli Ponack. . . . .            500  $              10
David G. Radford. .            500  $              10
Warren Reid . . . .            500  $              10
Leonard Rosinski. .            500  $              10
E.J. Schneider. . .            500  $              10
Dr. Robert Servais.            500  $              10
Richard Simonetti .            500  $              10
Frank Smartt. . . .            500  $              10
Phillip Snow. . . .            500  $              10
Peter Solobay . . .            500  $              10
Gale. L. Whitford .            500  $              10

                                       24

Warren Willmeng . .            500  $              10
James Wong. . . . .            500  $              10
Earl Zeider . . . .            500  $              10
Sherri Zysk . . . .            500  $              10
Ralph Busch . . . .            500  $              10
Peter Dranchuk. . .            500  $              10
Gualter Furtado . .            500  $              10
Peter Georgiou. . .            500  $              10
Steven Gorkoff. . .            500  $              10
Dave Hennigar . . .            500  $              10
Tom Kofin . . . . .            500  $              10
Darwin Linn . . . .            500  $              10
Bruno Loschiavo . .            500  $              10
Kevin McLaurin. . .            500  $              10
Vince Miele . . . .            500  $              10
Phyllis Nelson. . .            500  $              10
Matt Pan. . . . . .            500  $              10
David Postletter. .            500  $              10
John Procaccini . .            500  $              10
Alan Profili. . . .            500  $              10
Klaus Rieder. . . .            500  $              10
Doug Rosseau. . . .            500  $              10
John Smith. . . . .            500  $              10
John Svoboda. . . .            500  $              10
Don Tymrick . . . .            500  $              10
Pat Vallier . . . .            500  $              10
Murray Van Laare. .            500  $              10
Elizabeth Wentworth            500  $              10
Steve Whittemore. .            500  $              10
Steve Wolarek . . .            500  $              10
Herbert Zane. . . .            500  $              10

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

Our officers and directors are indemnified as to personal liability as provided by the Nevada Revised Statutes ("NRS") and our bylaws. Section 78.7502 of the NRS provides that a corporation may eliminate personal liability of an officer or director to the corporation or its stockholders for breach of fiduciary duty as an officer or director provided that such indemnification is limited if such party acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation.

Our articles of incorporation and bylaws allow us to indemnify our officers and directors up to the fullest extent permitted by Nevada law, but such indemnification is not automatic. Our bylaws provide that indemnification may not be made to or on behalf of a director or officer if a final adjudication by a court establishes that the director or officer's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and was material to the cause of action.

Unless limited by our articles of incorporation (which is not the case with our articles of incorporation) a corporation must indemnify a director who is wholly successful, on the merits or otherwise, in the defence of any proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

We have been advised that, in the opinion of the SEC, this type of indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by it of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suitor proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will submit the question of whether indemnification by it is against public policy to an appropriate court and will be governed by the final adjudication of the case.

                            PART FINANCIAL STATEMENTS

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with United States Generally Accepted Accounting Principles.

The financial statements are attached hereto and found immediately following the text of this Registration Statement. The Independent Auditor's Report of Amisano Hanson for the audited financial statements for the years ended
September 30, 2002 and September 30, 2001 is included herein immediately preceding the audited financial statements.

                                       F1

                                 V G TECH, INC.

                          (A Development Stage Company)

                         REPORT AND FINANCIAL STATEMENTS

        December 31, 2002 (Unaudited), September 30, 2002, 2001 and 2000

                             (Stated in US Dollars)
                              --------------------


                                       F2

Terry  Amisano  Ltd.                                            AMISANO  HANSON
Kevin  Hanson,  CA                                       Chartered  Accountants

                          INDEPENDENT AUDITORS' REPORT

To  the  Stockholders,
V  G  Tech,  Inc.

We have audited the accompanying balance sheets of V G Tech, Inc. (A Development Stage Company) as of September 30, 2002, 2001 and 2000 and the related statements of operations, stockholders' equity and cash flows for each of the years in the two year period ended September 30, 2002 and for the period March 2, 2000 (Date of Incorporation) to September 30, 2000 and from March 2, 2000 (Date of Incorporation) to September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of V G Tech, Inc. as of September 30, 2002, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the two years ended September 30, 2002 and from March 2, 2002 (Date of Incorporation) to September 30, 2000 and from March 2, 2000 (Date of Incorporation) to September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the financial statements, the Company is in the development stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada                                               "AMISANO HANSON"
January 9, 2003, except as to Note 1, which is as          Chartered Accountants
of April 6, 2003

750  WEST  PENDER  STREET,  SUITE  604                  TELEPHONE:  604-689-0188
VANCOUVER  CANADA                                       FACSIMILE:  604-689-9773
V6C  2T7                                              E-MAIL:  amishan@telus.net

                                       F3

                                 V G TECH, INC.
                          (A Development Stage Company)
                                 BALANCE SHEETS
        December 31, 2002 (Unaudited), September 30, 2002, 2001 and 2000
                             (Stated in US Dollars)
                              --------------------

                                                        ASSETS
                                                        ------

                                                             (Unaudited)
                                                             December 31,    September 30,
                                                                 2002            2002           2001         2000
                                                            --------------  ---------------  -----------  -----------
Current
    Cash . . . . . . . . . . . . . . . . . . . . . . . . .  $       1,461   $            -   $        -   $    2,213
Related party advances - Note 3. . . . . . . . . . . . . .          1,542            3,142        3,142        1,718
Capital assets - Note 4. . . . . . . . . . . . . . . . . .          4,744            5,021        6,462        8,344
                                                            --------------  ---------------  -----------  -----------

                                                            $       7,747   $        8,163   $    9,604   $   12,275
                                                            ==============  ===============  ===========  ===========

                                                     LIABILITIES
                                                  ---------------

Current
    Accounts payable . . . . . . . . . . . . . . . . . . .  $       7,500   $            -   $        -   $        -
                                                            --------------  ---------------  -----------  -----------

                                               STOCKHOLDERS' EQUITY
                                              ---------------------

Common stock, $0.001 par value
    25,000,000 shares authorized
    17,515,000 (September 30, 2002,
     2001:  17,477,000, September 30,
     2000:  14,090,500) shares issued
      and outstanding                                              17,516           17,478       17,478       14,091

Capital in excess of par value . . . . . . . . . . . . . .         75,429           74,707       74,707       38,614
Deficit accumulated during the
 development stage . . . . . . . . . . . . . . . . . . . .      (  92,698)       (  84,022)   (  82,581)   (  40,430)
                                                            --------------  ---------------  -----------  -----------

                                                                      247            8,163        9,604       12,275
                                                            --------------  ---------------  -----------  -----------

                                                            $       7,747   $        8,163   $    9,604   $   12,275
                                                            ==============  ===============  ===========  ===========



Nature  and  Continuance  of  Operations  -  Note  1
Subsequent  Events  -  Note  8

                             SEE ACCOMPANYING NOTES

                                       F4

                                 V G TECH, INC.
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS
       for the three months ended December 31, 2002 and 2001 (Unaudited), the years ended September 30, 2002 and 2001,
   for the period March 2, 2000 (Date of Incorporation) to September 30, 2000 and for the period March 2, 2000 (Date of Incorporation) to December 31, 2002
                              (Stated in US Dollars)
                               --------------------


                                              (Unaudited)                                                  March 2, 2000
                                             Three months ended                Years ended          (Date of Incorporation) to
                                               December 31,                  September 30,          September 30,  December 31,
                                        2002            2001             2002             2001           2000         2002
                                   --------------  ---------------  ---------------  --------------  ------------  -----------
Revenue
    Sales . . . . . . . . . . . .  $       1,273   $            -   $            -   $           -   $         -   $    1,273
                                   --------------  ---------------  ---------------  --------------  ------------  -----------

Expenses
    Accounting. . . . . . . . . .          4,675                -                -             480           180        5,335
    Advertising . . . . . . . . .              -                -                -               -         2,202        2,202
    Amortization. . . . . . . . .            277              360            1,441           1,882         1,065        4,665
    Bank charges and interest . .             53                -                -             209            89          351
    Consulting fees - Note 5. . .          4,000                -                -               -        17,900       21,900
    Legal . . . . . . . . . . . .              -                -                -          19,045             -       19,045
    Management fees . . . . . . .              -                -                -           7,111           447        7,558
    Office and miscellaneous. . .            536                -                -           3,694         2,558        6,788
    Printing. . . . . . . . . . .              -                -                -           1,455         1,228        2,683
    Telephone . . . . . . . . . .            188                -                -           1,605         1,196        2,989
    Website costs . . . . . . . .            220                -                -           6,670        13,565       20,455
                                   --------------  ---------------  ---------------  --------------  ------------  -----------

                                        (  9,949)          (  360)        (  1,441)      (  42,151)    (  40,430)   (  93,971)
                                   --------------  ---------------  ---------------  --------------  ------------  -----------

Net loss for the period . . . . .  $    (  8,676)  $       (  360)  $     (  1,441)  $   (  42,151)  $ (  40,430)  $(  92,698)
                                   ==============  ===============  ===============  ==============  ============  ===========

Basic loss per share. . . . . . .  $     (  0.00)  $      (  0.00)  $      (  0.00)  $     (  0.00)  $   (  0.00)
                                   ==============  ===============  ===============  ==============  ============

Weighted average number of shares
 outstanding - Note 8 . . . . . .     17,477,000       17,477,000       17,477,000      17,021,000    11,959,715
                                   --------------  ---------------  ---------------  --------------  ------------



                             SEE ACCOMPANYING NOTES

                                       F5

                                 V G TECH, INC.
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
       for the three months ended December 31, 2002 and 2001 (Unaudited), the years ended September 30, 2002 and 2001,
   for the period March 2, 2000 (Date of Incorporation) to September 30, 2000 and for the period March 2, 2000 (Date of Incorporation) to December 31, 2002
                             (Stated in US Dollars)
                              --------------------


                                        (Unaudited)                                     March 2, 2000
                                    Three months ended          Years ended      (Date of Incorporation) to
                                         December 31,          September 30,     September 30, December 31,
                                       2002       2001       2002        2001         2000         2002
                                    ----------  --------  ----------  -----------  -----------  -----------
Cash flows from Operating
 Activities
    Net loss for the period. . . .  $(  8,676)  $(  360)  $(  1,441)  $(  42,151)  $(  40,430)  $(  92,698)
    Add item not involving cash:
Amortization . . . . . . . . . . .        277       360       1,441        1,882        1,065        4,665
      Issuance of common stock
      for expenses . . . . . . . .          -         -           -            -        1,800        1,800
    Changes in non-cash working
    capital items
      Related party advances . . .      1,600         -           -     (  1,424)    (  1,718)    (  1,542)
      Accounts payable . . . . . .      7,500         -           -            -            -        7,500
                                    ----------  --------  ----------  -----------  -----------  -----------

                                          701         -           -    (  41,693)   (  39,283)   (  80,275)
                                    ----------  --------  ----------  -----------  -----------  -----------

Cash flow from Investing Activity
    Acquisition of capital assets.          -         -           -            -     (  9,409)    (  9,409)
                                    ----------  --------  ----------  -----------  -----------  -----------

Cash flow from Financing Activity
    Issuance of common stock . . .        760         -           -       39,480       50,905       91,145
                                    ----------  --------  ----------  -----------  -----------  -----------

Increase (decrease) in cash during
the  period. . . . . . . . . . . .      1,461         -           -     (  2,213)       2,213        1,461
 /Cont'd.

                             SEE ACCOMPANYING NOTES

                                       F6

                                V  G  TECH,  INC.                     Continued
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS
       for the three months ended December 31, 2002 and 2001 (Unaudited), the years ended September 30, 2002 and 2001,
   for the period March 2, 2000 (Date of Incorporation) to September 30, 2000 and for the period March 2, 2000 (Date of Incorporation) to December 31, 2002
                              (Stated in US Dollars)
                               --------------------



                                               (Unaudited)                                          March 2, 2000
                                            Three months ended               Years ended    (Date of Incorporation) to
                                               December 31,                  September 30,     September 30,  December 31,
                                        2002               2001           2002           2001        2000       2002
                                 -------------------  --------------  -----------------  ----------  ------  ------
Cash, beginning of the period .                    -               -                  -      2,213       -       -
                                 -------------------  --------------  -----------------    -------  ------  ------

Cash end of the period. . . . .  $             1,461  $            -  $               -  $      -    $2,213  $1,461
                                 ===================  ==============  =================  ========    ======  ======

Supplemental disclosure of cash
 Flow information
    Cash paid for:
     Interest . . . . . . . . .  $                 -  $            -  $               -  $       -   $    -  $    -
                                 ===================  ==============  =================  =========   ======  ======

     Income taxes . . . . . . .  $                 -  $            -  $               -  $       -   $    -  $    -
                                 ===================  ==============  =================  =========   ======  ======


                             SEE ACCOMPANYING NOTES

                                       F7

                                 V G TECH, INC.
                          (A Development Stage Company)
                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
    for the period March 2, 2000 (Date of Incorporation) to September 30, 2002
                                    (Audited)
          and for the three months ended December 31, 2002 (Unaudited)
                              (Stated in US Dollars)
                               --------------------


                                                                      Deficit
                                                                     Accumulated
                                                      Capital in     During the
                                   Common Stock       Excess of     Development
                               Number*    Par Value   Par Value      Stage        Total
                              ----------  ----------  -----------  -----------  -----------
Capital stock issued
For services - at $0.0002. .   9,000,000  $    9,000  $ (  7,200)  $        -   $    1,800
For cash - at $0.01. . . . .   5,090,500       5,091      45,814            -       50,905
Net loss for the period. . .           -           -           -    (  40,430)   (  40,430)
                              ----------  ----------  -----------  -----------  -----------

Balance, September 30, 2000.  14,090,500      14,091      38,614    (  40,430)      12,275
Capital stock issued
For cash - at $0.01. . . . .   2,825,000       2,825      25,425            -       28,250
- at $0.02 . . . . . . . . .     561,500         562      10,668            -       11,230
Net loss for the period. . .           -           -           -    (  42,151)   (  42,151)
                              ----------  ----------  -----------  -----------  -----------

Balance, September 30, 2001.  17,477,000      17,478      74,707    (  82,581)       9,604
Net loss for the period. . .           -           -           -     (  1,441)    (  1,441)
                              ----------  ----------  -----------  -----------  -----------

Balance, September 30, 2002.  17,477,000      17,478      74,707    (  84,022)       8,163
Capital stock issued
For cash - at $0.02. . . . .      38,000          38         722            -          760
Net loss for the period. . .           -           -           -     (  8,676)    (  8,676)
                              ----------  ----------  -----------  -----------  -----------

Balance, December 31, 2002
 (unaudited) . . . . . . . .  17,515,000  $   17,516  $   75,429   $(  92,698)  $      247
                              ==========  ==========  ===========  ===========  ===========


* The number of shares issued and outstanding and the allocation between par value and capital in excess of par value has been restated to give retroactive effect for a forward stock split on a five for one basis approved by the sole officer and director on January 2, 2003.

                             SEE ACCOMPANYING NOTES

                                       F8

                                 V G TECH, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS
        December 31, 2002 (Unaudited), September 30, 2002, 2001 and 2000
                             (Stated in US Dollars)
                              --------------------


Note  1   Nature  and  Continuance  of  Operations
          ----------------------------------------

          The Company is in the development stage and is in the business of developing high end computer generated 3D digital illustrations and special effects for various industries.

          These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $92,698 since inception and has a working capital deficiency of $6,039 at December 31, 2002. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

          The Company's current working capital is not sufficient to support current commitments and operations and planned expansion for the next twelve months. The Company estimates that it will require approximately $130,000 to fund its operations and business plan for the next twelve months and may require an additional $70,000 to purchase certain capital assets if the current consulting agreement is discontinued. The Company's services require further development and accordingly current sales are limited. The Company currently has no formal financing arrangements in place. Subsequent to December 31, 2002 the Company was advanced $13,700 pursuant to loan agreements from three non-affiliates ($10,500) and the President of the Company ($3,200). These loans are unsecured, non-interest bearing and have no fixed terms of repayment.

          The Company plans to obtain additional financing by loans from its director and president however there is no guarantee that additional funds will be loaned. The Company may also solicit loans from other non-affiliated individuals however there is no assurance that such loans can be negotiated or that such financing will be available on terms favourable to the Company. The Company may also obtain additional financing by the sale of its common stock, however the Company is not publicly listed nor is its stock currently quoted or traded and currently there are no plans for the sale of common stock. The Company's services require further development and there can be no assurance that it will be successful in selling its services. During the subsequent year, the cost of developing services for sale is likely to exceed their sale proceeds.

          The Company was incorporated in the State of Nevada, in the United States of America on March 2, 2000.

                                       F9

Note  2   Summary  of  Significant  Accounting  Policies
          ----------------------------------------------

          The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

          The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

          Development  Stage
          ------------------

          The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7 as it is devoting substantially all of its efforts to establish a new business and planned principal operations have not commenced.

          Capital  Assets  and  Amortization
          ----------------------------------

          Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

               Furniture  and  fixtures  20%
               Computer  equipment       30%

          Income  Taxes
          -------------

          The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

          Basic  Loss  Per  Share
          -----------------------

          The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. The number of shares issued and outstanding has been restated to give retroactive effect for a forward stock split on a five for one basis approved by the sole officer and director on January 7, 2003.

                                      F10

Note  2   Summary  of  Significant  Accounting  Policies  -  (cont'd)
          ----------------------------------------------

          Financial  Instrument
          ---------------------

          The carrying value of the Company's financial instruments, consisting of cash, and accounts payable approximate their fair value due to the short maturity of such instruments. The carrying values of related party advances also approximates their fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

          Revenue  Recognition
          --------------------

          Revenue from services provided for the development of 3D digital illustration is recognized when services have been provided, on a completed contract basis, no significant obligations remain to be performed and collection is reasonably assured.

          Foreign  Currency  Translation
          ------------------------------

          The Company uses Canadian dollars as its functional currency and US dollars as its reporting currency. Current assets and liabilities are translated at the exchange rate in effect at the date of the balance sheet. Capital assets, stockholders' equity, revenues and expenses are translated at the exchange rates in effect at the date of the transaction. Any gains or losses arising as a result of such translations are not included in operations but are reported as a separate component of equity for cumulative translation adjustments.

          New  Accounting  Standards
          --------------------------

          Management does not believe that any recently issued but not effective accounting standards if currently adapted could have a material affect on the accompanying financial statements.

Note  3   Related  Party  Advances
          ------------------------

          Related party advances are due from the director of the Company. This amount is unsecured, non-interest bearing and has no specific terms for repayment.

                                      F11

Note  4   Capital  Assets
          ---------------


                          (Unaudited)                (Audited)
                       December 31, 2002           September 30,
                        Accumulated          2002     2001     2000
                Cost   Amortization    Net     Net     Net     Net
               ------  -------------  ------  ------  ------  ------
Furniture and
 Fixtures      $6,909  $       3,129  $3,780  $3,980  $4,975  $6,219
Computer.
equipment . .   2,500          1,536     964   1,041   1,487   2,125
               ------  -------------  ------  ------  ------  ------

               $9,409  $       4,665  $4,744  $5,021  $6,462  $8,344
               ======  =============  ======  ======  ======  ======


Note  5   Related  Party  Transactions  -  Notes  1  and  3
          -------------------------------------------------

          During the three months ended December 31, 2002, the years ended September 30, 2002 and 2001, and the period from March 2, 2000 (Date of Incorporation) to September 30, 2000, the Company incurred the following transactions with a director of the Company:

                                                                          (Audited)
                  (Unaudited)                                         March 2, 2000
                  Three months                                             (Date of
                    ended              (Audited)                     Incorporation)
                 December 31,   Year ended September 30,           to September 30,
                     2002        2002           2001                       2000
                 -------------  --------------  -----------       -----------------
Consulting fees  $           -  $            -  $         -        $1,800


          This charge was measured by the exchange amount, which is the amount agreed upon by the transacting parties.

          By a service agreement dated November 1, 2002, the Company agreed to pay $2,000 per month until November 30, 2003 to Mr. Pablo Leites, a graphic designer, for consulting services (Note 8). Mr. Leites is not a director or officer nor is he a significant shareholder and accordingly is not a related party.


                                      F12

Note  6   Deferred  Tax  Assets
          ---------------------

          The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after December 15, 1992. FAS 109 requires the use of the asset and Note 6 liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          The following table summarizes the significant components of the Company's deferred tax assets:

                                              Total
                                            ---------
Deferred Tax Assets
    Non-capital losses carryforward. . . .  $ 30,327
Valuation allowance for deferred tax asset   (30,327)
                                            ---------

                                            $      -
                                            =========

          The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note  7   Income  Taxes
          -------------

          No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 2002 the Company has net operating loss carryforwards, which expire commencing in 2022, totalling approximately $89,198, the benefit of which has not been recorded in the financial statements.

Note  8   Commitment
          ----------

          By a service agreement dated November 1, 2002, the Company agreed to pay $2,000 per month until November 30, 2003 to a graphic designer for consulting services.


                                      F13

Note  9   Subsequent  Events  -  Note  1
          ------------------

          Pursuant to a directors resolution dated January 2, 2003 and effective on that date, the Company declared a forward stock split and increased its issued common stock on a five for one basis. The number of shares and allocation between par value of capital in excess of value referred to in these financial statements has been restated wherever applicable to give retroactive effect to the forward stock split.

          The Company is in the process of filing a Form 10SB to register its securities pursuant to Section 12 (g) of the Securities Exchange Act of 1934.

                                      F14

Note  10  Accounting  Correction
          ----------------------

          The results of operations for the three months ended December 31, 2002 have been restated after a correction to the amount shown for consulting fees from $500 to $4,000. As a result, the net loss for the three months ended December 31, 2002 and the deficit and accounts payable at December 31, 2002 have increased by $3,500 to $8,676, as to net loss, to $92,698, as to deficit and to $7,500, as to accounts payable, from the amounts as previously reported. The loss per share is unchanged.

                                    PART III

ITEM  1.     INDEX  TO  EXHIBITS

(1)  Financial  Statements  Filed  as  Part  of  the  Registration  Statement

See  "Part  Financial  Statements".

Exhibits  Required  by  Item  601  of  Regulation  S-B

ITEM  2.     DESCRIPTION  OF  EXHIBITS

Exhibit No.                                   Description
-------------------  --------------------------------------------------------------
Charter Documents:
3 (i) * . . . . . .  Certificate of Incorporation, dated March 2, 2000.

3 (i) (a) * . . . .  Articles of Incorporation, dated March 2, 2000.

3 (i) (b) * . . . .  Certificate Amending Articles of Incorporation dated March 17,
                     2002

3 (ii).*. . . . . .  Bylaws, effective March 2, 2000.

*    Previously filed.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 26,  2003.

                                       V  G  TECH,  INC.


                                       By:     /s/  Steve  Livingston
                                               ----------------------
                                       Steve  Livingston
                                       Director  and  Chief  Executive  Officer